SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2017
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON MAY 11th, 2017

DATE, TIME AND PLACE: May 11th, 2017, at 11:00 a.m., in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of TIM Participações S.A. (“Company”) was held at the date, time and place above mentioned, with the presence of Messrs. Alberto Emmanuel Carvalho Whitaker; Elisabetta Colacchia; Enrico Barsotti; Enrico Zampone; Herculano Aníbal Alves; Manoel Horacio Francisco da Silva; Mario Cesar Pereira de Araujo; Nicoletta Montella; Sabrina Valenza and Stefano De Angelis, either in person or by means of videoconference, as provided in paragraph 2, Section 25 of the Company’s By-laws. The meeting was also attended by Mr. Jaques Horn, Legal Officer and Secretary.

BOARD: Mr. Mario Cesar Pereira de Araujo – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Compensation Committee; (2) To resolve on the criteria revision proposal for the allocation of the administration’s annual global compensation (distribution); (3) To resolve on the proposal of the Management by Objectives (“MBO”) of the Company for the year of 2017; (4) To resolve on the provision of guarantee of the Company in favor of TIM Celular S.A.

RESOLUTIONS: Upon review and discussion of the subjects included on the Agenda, the Board Members, unanimously by those present at the meeting and with the expressed abstention of the legally restricted, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Compensation Committee (“CR”) at its meetings held on April 26th and May 11th, 2017, in accordance with the report presented by Mr. Mario Cesar Pereira de Araujo, Chairman of the CR.

(2) Approved the criteria revision proposal for the allocation of the administration’s annual global compensation (distribution), approved by the Company's Annual Shareholders’ Meeting held on April 19th, 2017, based on the favorable evaluation of the Company's Compensation Committee ("CR") and on the material presented by Mr. Flávio Morelli, Director of Human Resources, which is filed at the Company's head offices, with the abstention of Messrs. Alberto Emmanuel Carvalho Whitaker, Herculano Aníbal Alves, Manoel Horacio Francisco da Silva and Mario Cesar Pereira de Araujo, specifically in relation to their respective compensation.

(3) Approved the proposal of the Managements by Objectives (“MBO”) of the Company for the year of 2017, based on the favorable assessment of the CR and the material presented by Mr. Flávio Morelli, Director of Human Resources, which is filed at the Company's head offices.

(4) Approved the contract of a Guarantee Letter or Guarantee Insurance by TIM Celular S.A. ("TCEL"), a wholly-owned subsidiary of the Company, depending on the judicial decision to be obtained, to guarantee a legal proceeding of tax origin. All in accordance with the material presented by Messrs. Adrian Calaza, Chief Financial Officer, and Ronaldo de Moura Estevão, and Ms. Virgínia Joazeiro Ribeiro, representatives of the Company’s Tax area, which is filed at the Company's head offices.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Alberto Emmanuel Carvalho Whitaker; Elisabetta Colacchia; Enrico Barsotti; Enrico Zampone; Herculano Aníbal Alves; Manoel Horacio Francisco da Silva; Mario Cesar Pereira de Araujo; Nicoletta Montella; Sabrina Valenza and Stefano De Angelis.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), May 11th, 2017.

 JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 11, 2017	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.